                         BRUCE W. BUSMIRE
VICE PRESIDENT, CHIEF ACCOUNTING OFFICER
                           AND TREASURER

July 18, 2008

Mr. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 7010

Re:  Anadarko Petroleum Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2007
       File No. 001-8968

Dear Mr. Schwall:

We are providing the following responses to the comment letter dated July 1, 2008 from the staff of the U.S. Securities and Exchange Commission (the "SEC" or the "Staff") regarding our Form 10-K for the fiscal year ended December 31, 2007 (our "Form 10-K"). The responses provided below are numbered to correspond to the Staff's comments, which have been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to our Form 10-K.

Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K is not materially inaccurate or misleading and, therefore, believe that amendment of our existing filing is not necessary. Instead, as indicated in our responses below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.

Form 10-K filed February 29, 2008

Note 11 - Unconsolidated Affiliates, page 93

Noncontrolling Mandatorily Redeemable Interests, page 93

1.  We note the consolidation and accounting policy for the LLC Investments section of your response to prior comment number 9. Your response states, in part, that you concluded the LLCs did not represent variable interest entities, as none of the conditions specified in paragraph 5 of FIN 46(R) were present. Please provide your complete analysis of paragraph 5 supporting your conclusion. As part of your response, ensure to clarify how you have evaluated paragraphs 5.a, 9 and 10 when determining that the equity investment at risk is sufficient to permit the LLCs to finance their activities without additional subordinated financial support.

Response:

We performed a separate analysis of the application of Financial Accounting Standards Board Interpretation No. (FIN) 46(R), Consolidation of Variable Interest Entities, for each of the newly-created LLCs. For purposes of providing the Staff with a concise summary of our analysis, the following discussion generally addresses the Permian and Midstream transactions, unless discussion of transaction-specific facts is relevant to the analysis. Further, certain amounts referenced in this combined analysis represent an aggregate for both transactions.

Paragraph 5(a), 9 and 10 evaluation:

In evaluating the sufficiency of equity investment at risk in accordance with paragraph 5(a), we assessed components of GAAP equity for each of the LLCs. We believe that, in the separate GAAP-compliant financial statements of each of the LLCs, Class A Member interests issued by the LLCs to Anadarko Petroleum Corporation and its consolidated subsidiaries ("Anadarko") should be classified as a liability pursuant to Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, because Class A Member interests are mandatorily redeemable by the LLCs at a point in time that does not coincide with liquidation of the LLCs. Accordingly, members' equity of the Permian and Midstream LLCs, as reported pursuant to GAAP, would only include balances associated with the Class B Member interests. Therefore, equity investment at risk as defined in FIN 46(R) for each of the LLCs should consist only of the Class B Member interests, which are held by Anadarko's counterparties in the transactions. In reaching our conclusion, we considered the source of funding that our counterparties used for their capital contribution, noting that the counterparties' funds other than cash on hand were obtained from sources not involved with the LLCs. We noted no other factors indicating that Class B Member equity investment would not be deemed to be at risk as contemplated in FIN 46(R).

Aggregate fair value of Class B Member interests at inception of the LLCs was approximately $2.85 billion, and no other subordinated financial instruments existed. In the case of the Permian LLC, contributed oil and gas properties consisted mostly of proved producing reserves with established production profiles and operating history that continue to generate net cash flows sufficient to cover reasonably anticipated operating expenditures as well as capital requirements for future development, should such development be undertaken by the managing member of the Permian LLC. Specifically, the cash flow forecast made available to parties to the Permian transaction indicated that over the productive life of the properties contributed by Anadarko to the LLCs, capital expenditures were expected to represent less than 10% of net operating cash flows from such properties. Similarly, for the Midstream LLCs, contributed assets consisted mainly of operating gathering systems and processing plants, with an established customer base, and contractual revenue arrangements in place that allow the Midstream LLCs to generate sufficient operating cash flow to not require subordinated financial support. In addition to operating cash flows, the Permian and Midstream LLCs are entitled to interest income on the corresponding notes payable by Anadarko to the LLCs ("Anadarko Notes"), which is available to be employed by the LLCs to fund its operations, as well as for other purposes as provided in the Permian and Midstream LLCs' governing documents. For each arrangement, we evaluated asset-specific operational information and long-term cash flow forecasts which were used by Anadarko and our counterparties in assessing the economics of the arrangement, noting that the net cash flows from operations were expected to exceed the capital expenditure requirements for each entity, both in the short and long term. Therefore, on an ongoing basis, each LLC was expected to generate and maintain sufficient cash to fund its operations. Based on information available as of the date of this letter, we continue to believe that such expectation is reasonable. Further, since inception of the LLCs, no additional capital contributions by either the Class A or Class B Members have been necessary.

At inception, each LLC had equity investment at risk of approximately 50% of its total assets. To provide a point of reference, upon consummation of the transactions, the aggregate value of total assets was $5.7 billion, consisting of $2.85 billion of property, plant and equipment and $2.85 billion of Anadarko Notes, and variable interest consisting of equity investment at risk of $2.85 billion (Class B Member interests) and Class A Member interests of $2.85 billion (liability-classified under GAAP). Please note that, as more fully described on page 5 of this letter, the Class B Members, as holders of equity investment at risk, are exposed to the majority of expected losses and expected residual returns associated with the LLCs' operating assets, while the Class A Members, as holders of variable interest in the LLCs, absorb the majority of expected losses associated with the Anadarko Notes.

We considered the guidance in paragraphs 9 and 10 of FIN 46(R), and concluded that the equity investment at risk for each LLC was sufficient to finance its activities without additional subordinated financial support. Our conclusion was based on qualitative factors, taking into account the risk profile and the nature of LLCs' operating assets, namely, that operating assets largely are mature, cash flow-generating assets with established production or operating profiles, as well as existing contractual arrangements and supporting functions to ensure continuity of operations.

Paragraph 5(b) evaluation:

Since we concluded that equity investment at risk as defined by FIN 46(R) consists of Class B Member interests only, our assessment of whether characteristics of controlling financial interest are present pursuant to paragraph 5(b) focused on those interests.

Condition 1: Whether holders of equity investment at risk lack ability to make substantive decisions about the entity.

All decision-making powers rest with the holders of the managing member interests, which are the same parties as, or are parties under common control with, the holders of the Class B Member interests (in each case, parties unrelated to Anadarko). Through our investment in the Class A Member interests, we have consent rights with respect to certain actions that otherwise may be undertaken by the managing member. These consent rights are protective in nature, and reserve for Class B Member the right to effectively control decision-making with respect to all operating matters in the ordinary course of business, to control and manage the business and affairs of the LLCs, and to make decisions about the activities of the LLCs through rights similar to voting rights. In the case of the Permian LLC, the Class B Member has the right to operate the Permian LLC oil and gas properties and determine the development plan for these properties. Similarly, the Class B Member operates the gathering systems and processing plants contributed by us to the Midstream LLCs, and manages customer relationships and contractual revenue arrangements. The distribution of decision-making powers and limitations thereon among LLC members is consistent with the redeemable nature of Class A Member interests held by Anadarko. The Class A Member is not provided with any rights similar to kick-out rights, whereby it could affect managing member designation, without the consent of the Class B Member. As a result, Anadarko's rights are merely protective in nature, and we do not participate in any decisions with respect to operating matters in the ordinary course of business, such as approving budgets, determining expansion plans for operating assets, or contractual arrangements other than those with the controlling member. Please refer to page 10 of our letter to the Staff dated May 9, 2008 for a more detailed description of our consent rights. Based on our analysis of decision-making rights conveyed to holders of variable interests in the LLCs, the Class B Members, as the holders of the equity investment at risk, have the ability to make decisions about the LLCs' operating activities that have a significant effect on the success of the LLCs.

Condition 2: Whether holders of equity investment at risk lack the obligation to absorb expected losses.

Positive and negative variability of the fair value of the LLCs' assets is expected to be created largely by the operation of the oil and gas properties and gathering systems and processing plants, and, to a lesser extent, by the notes receivable from Anadarko, which have interest rates that vary with LIBOR rates and Anadarko's corporate credit ratings. Positive and negative variability would be shared among Class A Member interests (Anadarko, as the holder of a variable interest in the LLCs) and Class B Member interests (parties unrelated to Anadarko holding equity investment at risk).

To evaluate the sharing of expected losses and residual returns among LLC members, we evaluated contractual provisions governing profit and loss allocations to LLC member capital accounts, as well as member rights and obligations with respect to contributions and distributions. In that regard, generally, after the cumulative preferred return is satisfied, the Class B Member is allocated 95% of the remaining profits. Except for any losses arising from the Anadarko Notes, which are allocated 95% to the Class A Member and 5% to the Class B member, net LLC losses are generally allocated 95% and 5% to the Class B and Class A Member, respectively, until either member's capital account is reduced to zero. Thereafter, the member with the positive capital account bears 100% of net losses until its capital account is reduced to zero. Thereafter, the Class B Member is allocated 95% of net losses.

Residual value of LLC assets is distributed among the Class A and B Members in a similar manner to profits and losses (the Class A Member bears a majority of the risk associated with the unfavorable changes in the fair value of the Anadarko Notes, while the Class B Member bears a majority of the risk associated with the changes in fair value of the LLC's operating assets).

While the LLCs are at risk of negative variability in fair value of the Anadarko Notes due to Anadarko's credit risk, the predominant risks of the LLCs arise from the oil and gas producing and midstream operations, as applicable. Based on profit and loss allocation provisions, we concluded that holders of the Class B Member interests have the obligation to absorb the majority of expected losses of each respective LLC, consistent with their controlling decision-making powers. Additionally, we note that holders of the Class B Member interests are required to make additional capital contributions should there be a cash shortfall within the LLCs. However, the Class A Member is not required to make additional contributions. Further, there are no guarantees, fixed-price options, or other arrangements that shield Class B Members as holders of equity investment at risk from expected losses allocable to them consistent with their controlling interest in the LLCs.

Based on the facts and circumstances described above, we concluded that the holders of the equity investments at risk (namely, holders of Class B Member interests) have the obligation to absorb the expected losses of each of the LLCs consistent with their controlling decision-making powers.

Condition 3: Whether holders of equity investment at risk lack the right to receive expected residual returns.

As with expected losses, expected residual returns may arise with respect to an LLC's assets as a result of superior operating and financial performance of oil and gas and midstream assets and, to a lesser extent, from the Anadarko Notes. Contractual provisions governing profit and loss allocations and distributions entitle holders of the Class B Member interests to a majority of the expected residual returns of the LLCs. Therefore, we concluded that the holders of the equity investments at risk (namely, holders of the Class B Member interests), have the right to receive the expected residual returns of the LLCs consistent with their controlling decision-making powers.

Paragraph 5(c) evaluation:

We believe that the paragraph 5(c) provisions are intended to address arrangements in which an investor with disproportionately fewer voting rights relative to its economic interest in the entity derives substantially all of the benefits associated with the entity's activities because such activities either involve or are conducted on behalf of such an investor. The legal documents governing Permian and Midstream LLC arrangements do not prescribe specific voting percentages. Rather, they convey controlling decision-making powers to the Class B Member, the party which is positioned to absorb the predominant majority of expected losses and to realize the predominant majority of expected residual returns. Additionally, the Class B Member is most closely associated with the day-to-day business operations of the LLC and is positioned to remain in control of operating assets of the LLC based on the redeemable nature of the Class A Member interest. In our opinion, decision-making powers of each member are consistent with that member's economic interest in the LLCs. Accordingly, we concluded that paragraph 5(c) conditions are not met for either of the LLCs because economic interest and decision-making powers of the members are aligned, and the LLCs' activities are not conducted on behalf of the Class A Member, an investor with fewer voting rights. In that regard, Anadarko is not party to any arrangements that would indicate that it derives substantially all benefits associated with the operations of the LLCs. For example, Anadarko does not purchase or market oil and gas production from the Permian LLC, nor is it a consumer of gathering and processing services provided by the Midstream LLC.

Since none of the conditions in paragraph 5 were met, we concluded that the Permian and Midstream LLCs are not considered VIEs, and therefore, are not subject to consolidation pursuant to provisions of FIN 46(R).

2.  Please clarify how you have evaluated paragraph 30 of SOP 78-9 when determining that your contribution of assets to the LLCs represent the culmination of an earnings process. Please specifically clarify the economic value that was received at closing.

Response:

As we discussed in our response to Question #1 above, the Permian and Midstream transactions involved oil and gas properties (mostly proved producing), and operating gathering systems and processing plants. Since the scope of SOP 78-9 is ownership of real estate and real estate development projects, we consider the Permian and Midstream transactions to be outside the scope of this standard, and outside the scope of real estate accounting framework in general. The primary guidance we looked to in assessing propriety of fair value accounting and gain recognition is SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies for the Permian transaction, and EITF Issue No. 01-2, Interpretations of APB Opinion No. 29 for the Midstream transaction. We noted, however, that conclusions and opinions included in SFAS No. 19, APB No. 29, EITF Issue No. 01-2, and other accounting guidance are governed by similar guiding principles, which we referenced on pages 12-13 of our letter to the Staff dated May 9, 2008. One such principle is that culmination of an earnings process must occur for fair value accounting and gain recognition to be appropriate. Accordingly, we concluded that our analysis in regards to culmination of an earnings process and the fair-value basis of accounting for these transactions was appropriate under SFAS No. 19 and APB No. 29 and its interpretations contained in EITF Issue No. 01-2 and was consistent with guiding principles reflected in other accounting literature.

In addressing the issue of culmination of an earnings process, SFAS No. 19 and APB No. 29 and its interpretations focus on economic substance of the property conveyance transaction. Specifically, accounting policy determinations in those standards are governed by the objective of the parties (for example, formation of a joint venture to diversify risks and jointly participate in future costs and benefits) and whether the consummation of the transaction places the transferor of the assets in a substantially different economic position as compared to that prior to the transfer of ownership. We note this general principle is reflected in paragraphs 222-230 of SFAS No. 19, as well as in EITF Issue No. 01-2 and paragraph 21 of APB No. 29. The following discussion summarizes our evaluation of these two principles.

We considered whether the Permian and Midstream transactions constitute the contribution of assets and operations to a joint venture, which generally is an indicator that fair value accounting for the property conveyance transactions is inappropriate, and concluded that the Permian and Midstream LLC arrangements do not constitute contribution of assets to a joint venture as defined in GAAP. This conclusion was based on the following considerations:

    Contrary to facts and circumstances attendant to a typical joint venture or joint operation, assets conveyed by Anadarko to the LLCs are mature operating assets and are not conveyed with the goal of joint development or management. Please refer to Question #1 above, under the heading Paragraph 5(a), 9 and 10 evaluation for additional information regarding characteristics of the assets conveyed. Additionally, in our response to Question #3 below we discuss that we did not retain the right to manage LLCs' day-to-day operations.

    Because of the characteristics of assets involved, economic benefits to be provided by these assets are relatively certain and are realizable by the LLCs without additional substantial performance by either party (for example, undertaking exploratory activities with respect to unproved reserves required to be provided by one of the parties in a typical pooling of assets transaction). There is no requirement for, or commitment by, our counterparties to the Permian and Midstream transactions to further develop the assets contributed by Anadarko to the LLCs controlled by the counterparties. However, if they choose to do so, Anadarko is not required to participate in such further development.

    The counterparties, at inception of the arrangement, contributed cash to the LLCs in the amount that approximates the fair value of the assets conveyed, the LLCs used the cash to extend loans to Anadarko, and there are no substantial uncertainties with respect to Anadarko being able to retain all or substantially all of these borrowing proceeds, based on our expectation, as further discussed in our response to Question #4 below, to satisfy the predominant portion or all of our repayment obligation under the Anadarko Notes with the distributable value of the Class A Member capital account in the LLCs.

The following discussion further clarifies economic value Anadarko received in exchange for its contribution of operating assets to the LLCs, and the basis for our conclusion that consideration received places Anadarko in substantially different economic situation as compared to Anadarko's direct ownership of the assets prior to the consummation of the transactions.

The agreed-upon value of the property contributed by Anadarko to the LLCs was $1 billion and $1.85 billion for the Permian and Midstream transactions, respectively. In exchange for its property conveyance, Anadarko received equivalent value in the form of Class A Member LLC interests. Anadarko's investments in the LLCs are mandatorily redeemable and derive the predominant majority of their value (over 90% based on our analysis near the timing of closing each transaction) from the right to receive LIBOR-based preferred return on the initial value of Anadarko's capital account ($1 billion and $1.85 billion, respectively), with the remaining value derived from the 5% participation in the residual profits and losses of the LLCs and residual value of the LLCs' operating assets. Based on the economic characteristics of Anadarko's Class A Member LLC interest and the relative weight of value associated with the LIBOR-based preferred return (over 90%), we concluded that Anadarko's investment in the LLCs represented monetary assets as defined in SFAS No. 89. Accordingly, Anadarko conveyed 100% of its interests in oil and gas and midstream operations to the LLCs, valued at $2.85 billion, in exchange for monetary consideration of like value with a return that takes into account 5% participation in the residual profits and losses of the LLCs. In considering economic characteristics of Class A Member interests received by us, we evaluated configuration of cash flows to be derived from such investment, including the likely sources of such cash flows. In that respect, the transactional documents do not provide for any specifically dedicated sources of satisfying Class A Member preferred return, and allocation of cumulative preferred return to Class A Member capital account is subject to availability of LLCs' earnings. Accordingly, based on the composition of the LLCs' assets (50% Anadarko Notes and 50% operating assets at the inception of the arrangement), Anadarko's realization of Class A Member return is affected by Anadarko paying interest to the LLCs on Anadarko Notes and by cash-flow generating capacity of LLC's operating assets. For reasons further discussed below, we do not expect Anadarko's realization of its Class A Member preferred return to be significantly dependent upon performance of LLCs' operating assets.

Since both the preferred return and interest income on Anadarko Notes are LIBOR-based (although with differing margins), unless oil and gas or midstream operations incur losses that reduce allocable profits below the amount necessary to satisfy preferred return, the Class A Member preferred return can be satisfied from interest income earned by the LLCs from their investment in the Anadarko Notes. We recognize that the value of consideration we received in the form of Class A Member LLC interests and the future cash flows to be derived from such investments would be negatively affected by a catastrophic event which would result in significant inferior performance of the operating assets. Such an event could materially undermine the productive capacity of those assets or expose the LLCs to significant unexpected obligations. We consider the probability of such events occurring to be remote. Based on the relative significance of preferred return to the value of and future cash flows associated with the Class A Member preferred return, LIBOR-based components of the preferred return and Anadarko Notes, and operational characteristics of the assets conveyed to the LLCs, we concluded that Anadarko's return on its investment in the LLCs places Anadarko in a substantially different economic position than its asset ownership prior to the consummation of the transactions.

In summary, our evaluation of economic characteristics of Class A Member interest that we received for contributing property to the LLC, combined with our view that the Permian and Midstream LLCs lack features typical to a joint venture arrangement as described in GAAP, lead us to conclude that the culmination of an earnings process occurred upon the consummation of each transaction.

3.  We note that you have concluded that you have transferred all substantial risks and rewards of ownership. Please address the following additional comments with respect to this conclusion:

    Please further clarify how your 5% ownership interest in the LLCs and the preferred return on the contributed assets did not preclude you from transferring the risks and rewards of ownership. In this respect, the equity method is generally applied by an investor whose investment gives it the ability to exercise significant influence over the operating and financial policies of an investee. Therefore, please clarify how you have concluded that you have transferred the risks and rewards of ownership as you have apparently retained the ability to exercise significant influence over the LLC.

    Further clarify how you have evaluated your continuing involvement when determining the risks and rewards have been transferred. Please provide a complete analysis of your consideration of paragraphs 25 through 42 of SFAS 66 and interpretive response to Question 1 of SAB Topic 5E.

Response:

With respect to the effect of our continuing influence over operating and financial policies of the LLCs and its effect on the transfer of risks and rewards of ownership, we concluded that our retention of equity interests in the LLCs does not prevent gain recognition. EITF Issue No. 01-2 and certain other guidance provide for gain recognition in some circumstances when continuing economic interest in assets conveyed is retained (including when such retained interest is accounted for under the equity method of accounting, as is described in EITF Issue No. 01-2), albeit a portion of the gain may be deferred, and provided that no other conditions preventing gain recognition are present (such as commitment to repurchase the assets, guarantee of financial performance, among others, as noted above and in our letter to the Staff dated May 9, 2008 and in this letter). Additionally, we concluded that our LLC interests retained in these transactions possess characteristics that are dissimilar to those present in most investments accounted for under the equity method of accounting. Specifically, our investment is mandatorily redeemable, its economic characteristics are consistent with characteristics of a monetary asset as defined under GAAP, and our ability to exercise control over financial and operating policies of the LLCs is limited. While our ability to exercise influence over the LLCs, which is conveyed to us through our consent rights, is greater than the level of influence typical for an investment accounted for under the cost method, it is less significant than for most investments commonly accounted for under the equity method of accounting. Therefore, we concluded that the application of the equity method of accounting was the most appropriate policy; being guided by EITF Issue No. 03-16 and EITF Topic D-46, as we discussed in our letter to the Staff dated May 9, 2008. Taking into account the level of influence and participation in asset economics retained by us, Anadarko's transfer of risks and rewards of asset ownership to our counterparties, through their equity position in the LLCs, is substantive and does not prevent gain recognition on our conveyance of operating assets to the LLCs under GAAP.

As discussed in our response to Question #2 above, we do not consider the Permian and Midstream transactions to be within the scope of real estate accounting guidance. Accordingly, we did not rely on SFAS No. 66, Accounting for Sales of Real Estate, in formulating our accounting policy for these transactions.

In considering guidance contained in interpretive response to Question 1 of SEC SAB Topic 5E, we concluded that no conditions preventing divestiture accounting were present in the Permian and Midstream transactions. In forming our conclusion, we analyzed the following relevant factors:

      Anadarko's counterparties to the transactions made a substantive investment in the LLCs in amounts equal to the agreed-upon value of assets contributed by Anadarko, and Anadarko provided no direct or indirect guarantees or assurances as to the counterparties' ability to recover all or part of their investment. Accordingly, substantive transfer of risks and rewards with respect to operating assets conveyed by Anadarko occurred at the time of the closing of each transaction, subject to Anadarko's retention of a continuing 5% economic interest in the transferred assets. Taking into account operational characteristics of the assets conveyed, we consider the likelihood of a decline in operating performance of contributed assets to a level that would prejudice Anadarko's ultimate ability to realize the value represented by the Class A Member interests to be remote.

      Anadarko retained risks and rewards associated with the contributed assets to the extent of 5%. However, such level of continuing involvement, in itself, is not an impediment to the application of divestiture accounting.

      Managerial authority, operatorship and controlling decision-making power over the contributed assets were transferred at the time of closing of the transactions to the parties holding Class B Member and managing member interests, with Anadarko retaining consent rights for limited actions undertaken by the managing LLC member.

      Given the operational characteristics and cash-flow generating capacity of the contributed assets, the LLCs' operations were not expected at the time of the conveyance, nor are they currently expected, to require additional capital contributions to maintain and/or expand current operations. Specifically, in the case of the Permian transaction, the majority of oil and gas reserves conveyed are represented by proved producing reserves. Please refer to page 3 of this letter for additional discussion regarding the cash flow-generating capacity of the contributed assets and future capital requirements.

      Anadarko is not required to make additional capital contributions to the LLCs. Should Anadarko choose not to make such contributions, the Class B Member is required to provide 100% of LLCs' liquidity requirements through additional capital contributions. As of the date of this letter, neither the Permian nor the Midstream LLC required additional capital contributions by either the Class A or Class B Member.

      Transactional documents do not obligate Anadarko to re-acquire control of the conveyed assets.

      In both transactions, Anadarko's counterparties independently obtained funds to make their initial capital contributions to the LLCs, equal in amount to the agreed-upon value of property contributed by Anadarko. Anadarko did not arrange any such funding for the counterparties, nor did it provide any financial assistance or assurance of repayment where the counterparty obtained funding through borrowings or other means of financing.

      Anadarko did not provide any guarantees or other assurances regarding either of the LLCs' ability to satisfy its obligations under contractual arrangements that were conveyed to the LLCs concurrent with Anadarko's conveyance of title to the contributed assets. Likewise, at the time of transfer, Anadarko did not and currently does not intend to provide any such assurances with respect to any contractual arrangements that the managing member of the LLCs caused or may cause the LLCs to enter into in periods subsequent to the closing of the transactions.

Evaluation of the above-referenced factors allowed us to conclude that substantive transfer of risks and rewards of ownership occurred upon consummation of the transactions and, therefore, divestiture accounting is appropriate.

4.  Your response indicates that the borrowings received by the LLCs are the evidence that you relied upon when concluding that the proceeds are realizable. Please clarify how you have determined that your capital account in the LLCs will be sufficient to cover your obligations with regard to your debentures. Explain how you have determined that the value of your interest will not decrease below the amount of your borrowings over the 35 year term of the debentures.

Response:

In formulating our accounting policy for the transactions, we expected, and continue to expect, that the net settlement of Anadarko Notes and the distributable value of Anadarko's capital account in the LLCs upon LLC liquidation or redemption of Anadarko's interests will result in the exchange of cash, which may be a net payment of cash by Anadarko, or by the LLCs. At the same time, we expect a material cash payment by either party upon net settlement to be remote. Our conclusion is based on our analysis of the configuration of the return to be derived from investments in Class A Member interests, which we discussed in our response to Question #2 above, our assessment of the risk profile of LLC's operating assets, and the mechanism of net settlement, which we discuss below.

Although the stated maturity of Anadarko Notes is 35 years after their origination, the transactional documents provide that in the case of LLC liquidation or a redemption of Class A Member interest (which may occur as early as the 15th anniversary of transaction closing), unless the managing member and the Class A Member consent otherwise, the Class A Member will be distributed the Anadarko Note in settlement of its distributable capital account value. To the extent the value of the Anadarko Note differs from the distributable value of the Class A Member capital account, such difference is to be settled in cash. The distributable capital account value is determined as the value of a member's initial contribution, adjusted for an allocation of Profits and/or Losses (as defined in the Operating Agreement), distributions, and other activity. The definition of "profits" and "losses," includes, along with ongoing income or loss, a remeasurement gain or loss to the value specified LLC assets to Mark-to-Market Values as defined in the governing documents (which is intended to approximate fair value near the time of settling the member's capital account). Practical application of these provisions would result in the Class A Member capital account being adjusted upward or downward, on the valuation date, by 5% of a profit or a loss resulting from remeasuring the LLC's net assets to the estimated fair value (other than losses resulting from remeasuring Anadarko Note, 95% of which would be allocated to Anadarko's Class A Member capital account). For example, assume that Class A Member capital account is to be settled in year 15, the original fair value of assets contributed by Anadarko was $1 billion, and the original fair value of the Anadarko Note was $1 billion. During the 15-year period preceding remeasurement, all allocated profits were distributed to the Class A Member in cash, and there were no losses. In that case, the Class A Member capital account balance before considering effects of remeasurement would be $1 billion [$1 billion initial contribution equal to fair value of contributed assets plus $X of allocated profits less $X of profit distributions]. Should the fair value of the LLC's assets be $1.4 billion as of the valuation date in year 15 ($1 billion Anadarko Note value, unchanged since origination, and $400 million property value, reduced from $1 billion original value), Class A Member would be allocated 5% of the change in the property value, or $30 million, reducing its capital account value to $970 million and requiring the Class A Member to make a $30 million cash payment to the LLC in order to receive a liquidating distribution of 100% of the Anadarko Note.

However, if this decrease in value of operating assets reflects only diminution in value due to the asset's normal use (whether through production of reserves or obsolescence of other physical assets), economic benefits of such use would have been allocated and distributed to Class A Member over the 15-year term. While we do not expect actual experience to be as simple as provided in this example, the contractual terms of the arrangement and economic events underlying various cash inflows and outflows allowed us to conclude that while some amount of cash may be exchanged between parties upon Anadarko's exit from the arrangement, Anadarko's probable exposure is not material in relation to the value of consideration received at the inception of the arrangement, the Class A Member interests.

5.  Please clarify how you have considered the variability of the fair value of the LLC's assets when determining that you and the LLCs owe each other determinable amounts and that you have met this right to offset, pursuant to paragraph 5.a of FIN 39. In this respect, please explain the situations that would result in any cash settlement and how you evaluated the potential for cash settlement when determining that you qualify to report the asset and liability net.

Response:

Please refer to an example of a situation resulting in a net cash settlement in our response to Question #4 above, as well as our response to Question #2 that discusses economic characteristics of Class A Member interest, as well as, the structure and relative significance of preferred return to the overall value of the instrument. While we recognize that there is certainly a degree of variability inherent in our LLC investment value, factors previously cited served as the basis for our conclusion that the expected range of variability is not material in comparison to the value of Anadarko Notes that will be offset against Anadarko's distributable capital account value. Further, our understanding of FIN 39 provisions is that possible variability in settlement values does not preclude net presentation. We understand FIN 39 reference to settlement amounts being "determinable" to mean that governing contractual arrangements clearly prescribe determination of value with respect to each party's rights and obligations at settlement. The ultimate settlement value may vary between inception of the contractual arrangement and the time of net settlement, but is nevertheless determinable at each point in time. Based on this interpretation of FIN 39, and our analysis of relevant contractual provisions, we concluded that gross settlement values of the amounts due to Anadarko (distributable value of Class A Member capital account) and amounts due from Anadarko (Mark-to-Market value of Anadarko Note, as defined in the governing legal documents), are determinable.

6.  We note your response to our prior comment number 10, and we disagree with your conclusions. Long-term debt obligations are required to be included in the contractual obligations table regardless of how you anticipate settling the debt. You may add a footnote to the table to clarify how you anticipate settling the debt.

Response:

We will include the Permian LLC and Midstream LLCs contractual obligations in the obligations table in future filings.

7.  We will expand the disclosure of the "Other" line item in the table on page 6, under the "Rockies" section after the competitive reasons previously disclosed to the SEC are no longer present.

We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3030 or by facsimile at (832) 636-0305.

Very truly yours,

/s/ BRUCE W. BUSMIRE

cc:  R. A. Walker, Senior Vice President, Finance and Chief Financial Officer
      H. Paulett Eberhart, Chairperson, Audit Committee
      Edgar R. Giesinger, KPMG LLP